SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Prothena Corporation Public Limited Company

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G72800108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G72800108	SCHEDULE 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Woodford Investment Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,058,198 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,924,614 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,924,614 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.9% (See Item 4)
12	TYPE OF REPORTING PERSON FI

CUSIP NO. G72800108	SCHEDULE 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Neil Woodford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,058,198 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,924,614 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,924,614 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.9% (See Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G72800108	SCHEDULE 13G	Page 4 of 8

This Amendment No. 6 amends and restates in its entirety the Schedule 13G filed by Woodford Investment Management Ltd and Neil Woodford on February 26, 2015, as amended by Amendment No.1 thereto on September 9, 2015, Amendment No. 2 thereto on February 19, 2016, Amendment No. 3 thereto on May 20, 2016, Amendment No. 4 thereto on February 14, 2017 and Amendment No. 5 thereto on February 13, 2018 (as amended and restated, this “Schedule 13G”).

Item 1(a).	Name of Issuer:

Prothena Corporation Public Limited Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Adelphi Plaza
Upper George’s Street Dún Laoghaire Co. Dublin, A96 T927, Ireland

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed jointly by Woodford Investment Management Ltd (the “Manager”) and Neil Woodford, the Head of Investment for the Manager. The joint filing agreement of the Manager and Mr. Woodford is attached as Exhibit 1 to this Schedule 13G. The filers of this statement are collectively referred to herein as the “Group.”

The principal business office of the Manager and Mr. Woodford is 9400 Garsington Road, Oxford OX4 2HN, United Kingdom. For the place of organization of the Manager and the citizenship of Mr. Woodford, see Item 4 of their respective cover pages.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.01 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G72800108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐ 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP NO. G72800108	SCHEDULE 13G	Page 5 of 8

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☒

Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: The Manager is eligible to file pursuant to §240.13d-1(b)(1)(ii)(J) and is an investment manager authorized and regulated by the Financial Conduct Authority of the United Kingdom which is comparable to the regulatory scheme applicable to the investment advisers covered by Item 3(e) above. See Exhibit 1 for the identification and classification of each member of the Group.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Each member of the Group may be deemed to have beneficial ownership of 11,924,614 Ordinary Shares. Mr. Woodford, who, as Head of Investments for the Manager, may be deemed to share beneficial ownership of the Ordinary Shares with the Manager, expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Manager, except to the extent of any pecuniary interest therein.

(b)	Percent of class:

Based on 39,863,711 Ordinary Shares of the Issuer outstanding as of October 26, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 6, 2018, each member of the Group beneficially owns approximately 29.9% of the issued and outstanding Ordinary Shares of the Issuer.

(c)	Number of shares to which each member of the Group has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 11,058,198 Ordinary Shares *

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose of or direct the disposition of: 11,924,614 Ordinary Shares *

* The Manager is the investment manager of LF Woodford Equity Income Fund, LF Woodford Income Focus Fund, Woodford Patient Capital Trust Plc (collectively the “Shared Voting Funds”) and the West Fund (together, with the Shared Voting Funds, the “Woodford Funds”), providing services to (a) the Woodford Funds, (b) Link Fund Solutions, the operator of LF Woodford Equity Income Fund, LF Woodford Income Focus Fund and Woodford Patient Capital Trust Plc and (c) the Abu Dhabi Investment Authority, the operator of the West Fund. The Woodford Funds are the holders of record of the Ordinary Shares reported herein. Pursuant to the respective Management Agreements between each Woodford Fund and the Manager (collectively, the “Management Agreements”), the Manager (i) in the case of the Shared Voting Funds, has both voting power and investment discretion over securities held of record by each such fund, including the Ordinary Shares held of record by such funds, and (ii) in the case of the West Fund, investment discretion (but not voting discretion) over securities held of record by the West Fund, including any Ordinary Shares held of record by the West Fund. As a result, the Manager may be deemed to be the beneficial owner of the Ordinary Shares. Mr. Neil Woodford is the Head of Investment for the Manager, and as such, may be deemed to beneficially own the Ordinary Shares beneficially owned by the Manager, but expressly disclaims such beneficial ownership except to the extent of any pecuniary interest therein. The Shared Voting Funds are also beneficial owners of Ordinary Shares held of record by them because, pursuant to the terms of their Management Agreements, they may give the Manager voting and disposition instructions for their securities, including the Ordinary Shares. Furthermore, the Management Agreement between the Manager and LF Woodford Equity Income Fund may be terminated by LF Woodford Equity Income Fund at any time upon 60 days’ notice. Pursuant to its Management Agreement, the West Fund may give the Manager disposition instructions for the West Fund’s securities, including such Ordinary Shares. Of the Woodford Funds, as of the date hereof, each of LF Woodford Equity Income Fund and Woodford Patient Capital Trust Plc beneficially own more than 5% of the issued and outstanding Ordinary Shares of the Issuer.

CUSIP NO. G72800108	SCHEDULE 13G	Page 6 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Manager is an investment manager and the funds managed by it have the right to receive and the power to direct the receipt of dividends or the profits from the sale of such securities. Each of the LF Woodford Equity Income Fund and Woodford Patient Capital Trust Plc beneficially own more than 5% of the of the issued and outstanding Ordinary Shares of the Issuer (see Item 4).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below each member of the Group certifies that, to the best of his or its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment managers authorized and regulated by the Financial Conduct Authority of the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). Each member of the Group also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. G72800108	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Chris Martin
	Name:	Chris Martin
	Title:	Head of Compliance and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

This Schedule 13G is being jointly filed by the Group. The Manager is an investment manager, authorized and regulated by the Financial Conduct Authority of the United Kingdom, in the business of investment management. Mr. Woodford serves as the Head of Investment for the Manager. Mr. Woodford, as a controlling person of the Manager, may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934, as amended, of the securities beneficially owned by the Manager. Securities reported on this Schedule 13G as being beneficially owned by the Group were purchased on behalf of clients of the Manager.

Pursuant to Rule 13d-4, Mr. Woodford declares that the filing of this Schedule 13G shall not be deemed an admission by him that he is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G.

CUSIP NO. G72800108	SCHEDULE 13G	Page 8 of 8

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 14, 2019

WOODFORD INVESTMENT MANAGEMENT LTD

By:	/s/ Chris Martin
	Name:	Chris Martin
	Title:	Head of Compliance and Authorized Signatory

/s/ Neil Woodford
Neil Woodford

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

The Group filing this Schedule 13G is comprised of Woodford Investment Management Ltd and Neil Woodford, its Head of Investment.

Item 3 Classification:

Woodford Investment Management Ltd:  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

Neil Woodford: A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).